December 31, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Eddie Kim

Re:	Zeta Network Group Registration Statement on Form F-3 (File No. 333-292327)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 4:00 p.m., Eastern Time on January 5, 2026, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Registrant will promptly notify you of the change, in which case the Registrant may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Registrant or by any attorney from the Registrant’s U.S. counsel, Cooley LLP.

If you have any questions regarding this request and to provide notice of effectiveness, please contact Reid S. Hooper by phone at +1 202 776 2097 or via email at rhooper@cooley.com or Yilin Xu by phone at +86 10 8540 0695 or via email at yilin.xu@cooley.com.

Very truly yours,

Zeta Network Group

By:	/s/ Samantha Huang
Name:	Samantha Huang
Title:	Chief Executive Officer

cc:	Lili Jiang, Chief Financial Officer, Zeta Network Group Yilin Xu, Esq., Cooley LLP Reid S. Hooper, Esq., Cooley LLP